March 17, 2025

Via EDGAR Transmission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549
Attention:    Ms. Valeria Franks
Office of Trade & Services

Re:    Universal Corporation
Form 10-K for Fiscal Year Ended March 31, 2024
File No. 001-00652

Dear Ms. Franks,

On behalf of Universal Corporation (the “Company”), I am writing to formally request an extension to respond to the staff’ (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission’s comment letter dated March 7, 2025, regarding the Staff’s comment to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2024.

We respectfully request an extension to respond no later than April 3, 2025.

Please direct any further questions or comments you may have regarding this request to the undersigned at (804) 254-3783.

Sincerely,

/s/ Catherine H. Claiborne

Catherine H. Claiborne
Vice President, General Counsel & Secretary

cc:    Ms. Keira Nakada, U.S. Securities and Exchange Commission
Mr. Johan L. Kroner, Universal Corporation
Mr. Scott J. Bleicher, Universal Corporation
Mr. W. Lake Taylor Jr., McGuireWoods LLP
Mr. Lawton B. Way, McGuireWoods LLP